As filed with the Securities and Exchange Commission on August 24, 2005

Investment Company Act File No. 811-09479

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
Under Section 13(e)(1) of the
Securities Exchange Act of 1934)
(Amendment No.   )

The S&P 500® Protected Equity Fund, Inc.
(Name of Issuer)

The S&P 500® Protected Equity Fund, Inc.
(Names of Person(s) Filing Statement)

Shares of Common Stock, Par Value $.10 per share
(Title of Class of Securities)

78379P 103
(CUSIP Number of Class of Securities)

Robert C. Doll, Jr.
The S&P 500® Protected Equity Fund, Inc.
800 Scudders Mill Road, Plainsboro, New Jersey 08536
(609) 282-2800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:
Frank P. Bruno, Esq.	Andrew J. Donohue, Esq.
Sidley Austin Brown & Wood LLP	Merrill Lynch Investment Managers, L.P.
787 Seventh Avenue	P.O. Box 9011
New York, New York 10019	Princeton, New Jersey 08543-9011

CALCULATION OF FILING FEE

Transaction Valuation: $307,222,500*	Amount of Filing Fee: $61,445**

*	Calculated as the aggregate maximum purchase price to be paid for 31,510,000 shares, based upon the net asset value per share ($9.75) on August 18, 2005.
**	Calculated as 1/50th of 1% of the Transaction Valuation.
| |

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________ Filing Party:__________________
Form or Registration No.:_______________ Date Filed:___________________
| |	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

| |	Third-party tender offer subject to Rule 14d-1.
|X|	Issuer tender offer subject to Rule 13e-4.
|X|	Going-private transaction subject to Rule 13e-3.
| |	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

Item 1. Summary Term Sheet.

        Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2. Subject Company Information.

        (a) The name of the issuer is The S&P 500® Protected Equity Fund, Inc. (the “Fund”), a closed-end investment company organized as a Maryland corporation. The investment objective of the Fund is to return to shareholders on or about the Fund’s maturity date of November 30, 2007 (the “Maturity Date”) (i) $10.00 per share (the Fund’s initial net asset value per share) plus (ii) an amount equal to $10.00 multiplied by the percentage increase in the price appreciation of the S&P 500 Index, if any, from the value of the Index on November 3, 1999 to the value of the Index at the close of the market on October 31, 2007, as reduced by the application of an annual index adjustment factor of 2.1% per year, any deferred investment advisory fee and remaining expenses. The Fund seeks to achieve its investment objective by investing primarily in a portfolio of the common stocks of substantially all of the companies represented in the S&P 500® and purchasing privately-negotiated put option contracts intended to protect the Fund’s initial net asset value on the Maturity Date. The principal executive offices of the Fund are located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536. The Fund’s telephone number is (609) 282-2800.

        (b) The title of the securities being sought is shares of common stock, par value $0.10 per share (the “Shares”). As of June 30, 2005, there were 31,510,000 Shares issued and outstanding. The Fund has been informed by Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of the Fund’s investment adviser (“Merrill Lynch”), that it intends to tender all of its Shares of the Fund, or 15,482,746 Shares representing 49.136% of the outstanding Shares. However, if on the Expiration Date of the Offer (as defined below), less than 100% of the outstanding Shares have been tendered by the Fund’s stockholders (the “Shareholders”) who are not affiliated with Merrill Lynch, Merrill Lynch will only tender such amount of its Shares so that the Fund retains total assets of at least $30 million. Merrill Lynch acquired the Shares as a result of its market making activity in the Shares. The Fund has also been informed that none of the Fund’s directors or officers or affiliates other than Merrill Lynch intend to tender Shares pursuant to the Offer.

        (c) The Fund’s Shares are quoted on the Nasdaq National Market System (the “Nasdaq NMS”) under the symbol “PEFX”. The following table sets forth for the periods indicated the high and low net asset values and the high and low sales prices on the Nasdaq NMS per share.

	Net Asset Value Per Share(1)		PEFX NASDAQ Market Price Per Share and Related Discount (–)/Premium (+)(2)(3)
	High	Low	High		Low
Quarter Ended
September 30, 2003	$ 9.93	$9.39	$9.18	-5.65%	$8.52	-10.97%
December 31, 2003	$ 9.80	$9.56	$8.92	-7.47%	$8.60	-11.97%
March 31, 2004	$10.05	$9.67	$9.19	-7.64%	$8.66	-11.54%
June 30, 2004	$ 9.94	$9.49	$9.16	-7.75%	$8.77	-8.74%
September 30, 2004	$ 9.88	$9.57	$9.16	-6.72%	$8.78	-9.76%
December 31, 2004	$ 9.96	$9.73	$9.15	-6.35%	$8.81	-10.74%
March 31, 2005	$ 9.84	$9.57	$9.05	-6.02%	$8.82	-8.98%
June 30, 2005	$ 9.92	$9.60	$9.11	-6.76%	$8.85	-8.86%
Through August 5, 2005	$ 9.89	$9.70	$9.11	-7.23%	$9.00	-7.98%

(1)	Based on the Fund’s Computations.
(2)	Highest and lowest quotation per share reported on the Nasdaq NMS.
(3)	“Related Discount (-)/Premium (+)” represents the discount or premium from net asset value of the Shares on the date of the high and low market price for the respective quarter.

Item 3. Identity and Background of Filing Person.

        (a) The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above.

Item 4. Terms of the Transaction.

(a)(1)	(i)	The Fund is seeking tenders for 31,510,000 Shares (100% of the outstanding Shares) (the “Offer”).

(ii)

For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Share (the “NAV”) calculated on the third business day after the tender offer terminates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 24, 2005 (the “Offer to Purchase”). A copy of the Offer to Purchase and the form of Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.

(iii)

The Offer is scheduled to expire on September 22, 2005, unless extended (the “Expiration Date”). Reference is hereby made to the Cover Page, Section 1 “Price; Number of Shares”, Section 3 “Withdrawal Rights” and Section 14 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.

	(iv)	Not applicable.

(v)

Reference is hereby made to Section 1 “Price; Number of Shares” and Section 14 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.

	(vi)	Reference is hereby made to Section 3 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

	(vii)	Reference is hereby made to the Cover Page, Section 2 “Procedure for Tendering Shares” and Section 3 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

	(viii)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” of the Offer to Purchase, which is incorporated herein by reference.

	(ix)	Not applicable.

	(x)	Reference is hereby made to Section 7 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(xi)

Reference is hereby made to Section 2 “Procedure for Tendering Shares,” Section 12 “Certain Federal Income Tax Consequences of Tendering Your Shares” and Section 13 “Certain Federal Income Tax Consequences of Choosing Not to Tender Your Shares” of the Offer to Purchase, which are incorporated herein by reference.

(xii)

Reference is hereby made to Section 12 “Certain Federal Income Tax Consequences” and Section 13 “Certain Federal Income Tax Consequences of Choosing Not to Tender Your Shares” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)		Not applicable.

(b)

The Fund has been informed by Merrill Lynch, an affiliate of the Fund’s investment adviser, that it intends to tender all of its Shares in the Fund, or 15,482,746 Shares representing 49.136% of the outstanding Shares. However, if on the Expiration Date of the Offer, less than 100% of the outstanding Shares have been tendered by the Fund’s Shareholders who are not affiliated with Merrill Lynch, Merrill Lynch will only tender such amount of its Shares so that the Fund retains total assets of at least $30 million. Merrill Lynch acquired the Shares as a result of its market making activity in the Shares. The Fund has also been informed that none of the Fund’s directors or officers or affiliates other than Merrill Lynch intend to tender Shares pursuant to the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

        (e) Except as noted in Item 4(b) above with respect to Merrill Lynch, the Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or directors, any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund and

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any person with respect to any securities of the Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans and Proposals.

        (a) Reference is hereby made to Section 6 “Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

        (b) Reference is hereby made to Section 7 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

        (c) Reference is hereby made to Section 7 “Certain Effects of the Offer” and Section 8 “Source and Amount of Funds” of the Offer to Purchase, which are incorporated herein by reference. The Fund does not have any other plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of directors or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (the “1940 Act”); (6) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund; or (10) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Item 7. Source and Amount of Funds or Other Considerations.

        Reference is hereby made to Section 8 “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

        (a) The Fund does not hold any shares in Treasury. To the knowledge of the Fund, information regarding share ownership as of June 30, 2005 by directors, executive officers and affiliates of the Fund follows:

Name	Address	No. of Shares	Percent of Fund
Merrill Lynch, Pierce, Fenner & Smith Incorporated	Four World Financial Center 12th Floor New York, New York	15,482,746	49.136%

Merrill Lynch Investment Managers, L.P.	P.O. Box 9011 Princeton, New Jersey 08543	10,000	0.06%

        (b) There have not been any transactions involving the Shares that were effected during the past 60 days by the Fund, any executive officer or director of the Fund, any person controlling the Fund (including Merrill Lynch), any executive or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        (a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

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        (b) No officers, employees or corporate assets of the Fund have been or will be employed or used by the Fund in connection with the Offer.

Item 10. Financial Statements.

        (a) The Fund’s financial statements for the fiscal years ended September 30, 2003 and 2004, have been audited by Deloitte & Touche LLP whose reports, along with the Fund’s financial statements are included in the Fund’s 2003 and 2004 Annual Reports, which are incorporated herein by reference. The unaudited financial information of the Fund for the six months ended March 31, 2005 is included in the Fund’s 2005 Semi-Annual Report, which is incorporated by reference.

        (b) Not applicable.

        (c) Reference is hereby made to Section 9 “Financial Information” of the Offer to Purchase, which is incorporated herein by reference.

Item 11. Additional Information.

(a)	(1)		None.
	(2)		None.
	(3)		Not applicable.
	(4)		Not applicable.
	(5)		None.
(b)			The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)	(1)	(i)	Offer to Purchase.
		(ii)	Form of Letter of Transmittal.
		(iii)	Letter to Stockholders.
(a)	(2)		The information required by this Item is included in Item 12(a)(1)(iii) above.
	(3)		The information required by this Item is included in Item 12(a)(1)(i) above.
	(4)		Not applicable.
(a)	(5)	(i)	Audited Financial Statements of the Fund for the fiscal year ended September 30, 2003.*
		(ii)	Audited Financial Statements of the Fund for the fiscal year ended September 30, 2004.**
		(iii)	Unaudited Financial Statements of the Fund for the six-months ended March 31, 2005.***
		(iv)	Consent of Deloitte & Touche LLP.
(b)			None.
(d)			None.
(g)			None.
(h)			None.

*	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended September 30, 2003 on Form N-CSR as filed with the SEC via EDGAR on December 1, 2003.
**	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended September 30, 2004 on Form N-CSR as filed with the SEC via EDGAR on December 1, 2004.
***	Incorporated by reference to the Fund’s Semi-Annual Report for the six-months ended March 31, 2005 on Form N-CSR as filed with the SEC via Edgar on May 26, 2005.

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Item 13. Information Required by Schedule 13E-3.

        Item 1. Summary Term Sheet.

The information required by this Item is set forth in Item 1 above.

        Item 2. Subject Company Information.

(a)-(c) The information required by this Item is set forth in Item 2(a)-(c) above.

(d) To the extent that the Fund has any net investment income or any net realized capital gains, it intends to distribute to Shareholders at least annually substantially all of such amounts. During the Fund’s fiscal year ended September 30, 2003, the Fund made one dividend distribution of $0.009997 per Share. During the Fund’s fiscal year ended September 30, 2004, the Fund made one dividend distribution of $0.013012 per Share. The Fund has made one dividend distribution of $0.046811 per Share in fiscal year 2005 to date.

(e) Not applicable.

(f) Not applicable.

        Item 3. Identity and Background of Filing Person.

(a) The information required by this Item is set forth in Item 3(a) above.

(b) Not applicable.

(c) Not applicable.

        Item 4. Terms of the Transaction.

(a) The information required by this Item is set forth in Item 4(a) above.

(c)-(f) Not applicable.

        Item 5. Past Contracts, Transactions, Negotiations and Agreement.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(e) The information required by this Item is set forth in Item 5(e) above.

        Item 6. Purposes of the Transaction and Plans and Proposals.

(b) The information required by this Item is set forth in Item 6(b) above.

(c) The information required by this Item is set forth in Item 6(c) above.

        Item 7. Purposes, Alternatives, Reasons and Effects.

(a) The purpose of the Offer is to provide all Shareholders with the opportunity to liquidate their investment in the Fund at the per Share net asset value prior to the Maturity Date.

(b) The Board of Directors of the Fund considered the possibility of liquidating and dissolving the Fund prior to the Maturity Date, but determined that, although there may be a significant percentage of Shareholders who wish to liquidate their investment in the Fund at net asset value, there also may be a significant percentage of Shareholders who wish to retain their investment in the Fund. Consequently, the Board determined to make the Offer for all Shares in order to permit Shareholders to make their own individual decision, rather than seek a vote to liquidate and dissolve the Fund prior to the Maturity Date.

(c) The information required by this Item is set forth in Item 7(b) above of this Item 13.

(d) Reference is also hereby made to Section 6 “Purpose of the Offer,” Section 7 “Certain Effects of the Offer” and Section 12 “Certain Federal Income Tax Consequences of Tendering Your Shares” and Section 13 “Certain Federal Income Tax Consequences of Choosing Not to Tender Your Shares” of the Offer to Purchase, which are incorporated herein by reference.

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        Item 8. Fairness of the Transaction.

(a)-(b) The Fund believes that the Offer to Purchase is fair to Shareholders unaffiliated with the Fund since all Shares tendered will be purchased at the per Share net asset value. The Fund confirms that no director dissented to or abstained from voting on the Offer to Purchase transaction.

(c) The Offer does not require approval of at least a majority of unaffiliated Shareholders.

(d) The majority of directors who are not employees of the Fund have not retained an unaffiliated representative to act solely on behalf of unaffiliated Shareholders for purposes of negotiating the Offer or to prepare a report concerning the fairness of the Offer.

(e) The Offer was approved by a majority of the directors of the Fund who are not employees of the Fund and who are not “interested persons” as defined in the 1940 Act.

(f) Not applicable.

        Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

(a) The Fund has not received any report, opinion or appraisal from an outside party that is materially related to the Offer to Purchase including, but not limited to, any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to Shareholders or the fairness of the Offer to Purchase to the Fund or its affiliates or to Shareholders who are not affiliates.

(b) Not applicable.

(c) Not applicable.

        Item 10. Sources and Amounts of Funds or Other Consideration.

(a)-(b) The information required by this Item is set forth in Item 7 above.

(c) The estimated expenses to be incurred in connection with the Offer are as follows:

Filing fee	$ 61,445
Printing fee	$ 7,500
Legal fees and expenses	$ 40,000
Fees of independent registered public accounting firm	$ 5,000
Mailing expenses	$ 13,000
Transfer Agent Fee	$ 14,500
$141,445
All of the expenses of the Offer will be paid by Merrill Lynch Investment Managers, L.P., the Fund’s investment adviser, or by one of its affiliates.

(d) The information required by this Item is set forth in Item 7 above.

        Item 11. Interest in Securities of the Subject Company.

(a)-(b) The information required by this Item is set forth in Item 8 above.

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        Item 12. The Solicitation or Recommendation.

(a)-(c) None.

(d) The Fund has been informed by Merrill Lynch that it intends to tender all of its Shares of the Fund, or 15,482,746 Shares representing 49.136% of the outstanding Shares. However, if on the Expiration Date of the Offer, less than 100% of the Fund’s outstanding Shares have been tendered by the Fund’s Shareholders who are not affiliated with Merrill Lynch, Merrill Lynch will only tender such amount of its Shares so that the Fund retains total assets of at least $30 million. Merrill Lynch acquired the Shares as a result of its market making activity in the Shares. The Fund has also been informed that none of the Fund’s directors or officers or affiliates other than Merrill Lynch intend to tender Shares pursuant to the Offer.

(e) None of the Directors or the officers or affiliates of the Fund, including Merrill Lynch, have made a recommendation in support of or opposed to the Offer to Purchase.

        Item 13. Financial Information.

(a)-(b) The information required by this Item is set forth in Item 10(a)-(b) above.

        Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(b) The information required by this Item is set forth in Item 9(b) above.

        Item 15. Additional Information.

(b) The information required by this Item is set forth in Item 11(b) above.

        Item 16. Exhibits.

(a)-(b) The information required by this Item is set forth in Item 12(a)-(b) above.

(c) None.

(d) The information required by this Item is set forth in Item 12(d) above.

(f) None.

(g) The information required by this Item is set forth in Item 12(d) above.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE S&P 500® PROTECTED E QUITY FUND, INC.

By:	/s/ DONALD C. BURKE

(Donald C. Burke, Vice President and Treasurer)
August 24, 2005

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EXHIBIT INDEX

Exhibit
(a)(1)(i)	Offer to Purchase.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Letter to Stockholders.
(a)(5)(iv)	Consent of Deloitte & Touche LLP .